

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2008

Mr. Robert A. Schiffner
Chief Financial Officer
Campbell Soup Company
Campbell Place
Camden, New Jersey 08103

      Re: Campbell Soup Company
              Form 10-K for Fiscal Year Ended July 29, 2007
              Filed September 26, 2007
              File No. 001-03822

Dear Mr. Schiffner:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director